02057633

PE
9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Alfa Laval Special Finance AB
(Commission File No. 333-13690)

(Translation of Registrants' Names Into English)

Rudeboksvägen 3,
Lund,
Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

NEWS RELEASE

Lund, Sweden – September 2, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

Alfa Laval wins important order for mineral processing

Alfa Laval – a world leader in centrifugal separation, heat transfer and fluid handling – has signed a contract with Leighton Contractors Pty Limited in Australia for the supply of 84 large spiral heat exchangers to be installed at Australian Magnesium Operations' (AMO) new plant in Stanwell in Queensland, Australia. The order value is approx. 7.5 MEUR.

The Stanwell magnesium plant will produce 90,000 tons primary magnesium metal per annum. Predominantly the users of this product will be the automotive industry. One of the processes will be used to make anhydrous magnesium chloride as the feed to the electrolytic cells. The 84 spiral heat exchangers from Alfa Laval will be installed for a critical slurry cooling application in this process. Deliveries and installations will take place over a period of 12 months starting from the first quarter of 2003.

"There is a clear tendency in the processing industries to switch from traditional shell-and-tube to compact heat exchangers for heat transfer applications, which we believe is due to the considerably more compact design, higher energy efficiency and easier maintenance" says Yannick Richomme, President of the Alfa Laval Process Technology Division. "The industry becomes increasingly confident with the compact heat exchanger technology, a development that favours Alfa Laval that has a strong focus on and a world leading position in this technology."

Editor's notes:

Alfa Laval is a leading global provider of specialized products and engineering solutions.
Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

Alfa Laval is listed on the Stockholm Exchange and has annual sales of approximately SEK 16 billion with about 9,200 employees.

Further information can be found at www.alfalaval.com

For further information please contact:

Peter Torstensson
Vice President, Communications
Alfa Laval Group
Phone: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Yannick Richomme
Executive Vice President
Alfa Laval Group
Phone: +45 39 53 60 00
Mobile: +33 29 75 22 703
yannick.richomme@alfalaval.com

NEWS RELEASE

Lund, Sweden – September 3, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

Alfa Laval and Haldex launch innovation for future environmental demands

The two Swedish multi-national companies Alfa Laval and Haldex are now ready to launch an innovative solution to clean crankcase gases from diesel engines. The invention meets exceptionally tough environmental demands, has high cleaning efficiency, spares the engines and eliminates service needs. The new solution will be shown for the first time at the world's largest vehicle exhibition IAA in Hanover, Germany in September.

Alfa Laval and Haldex announced in the beginning of July their technical and commercial cooperation within the area of cleaning crankcase gases that are ventilated from diesel engines. The intention was to combine Alfa Laval's expertise on separation technology with Haldex' know-how in enhancing vehicle performance and safety as well as its strong manufacturing, marketing and distribution platform for the vehicle industry

Mr. Sigge Haraldsson, President and CEO of the Alfa Laval group comments: "Alfa Laval have successfully separated fluids from fluids and solids from fluids on the global market and in many different industry applications for more than 100 years. Through research we have now developed an innovative solution where we can separate fluids and solids from gases, which opens totally new opportunities in the future. Cleaning of crankcase gases from diesel engines is one interesting and promising application."

The result of the cooperation is there in the form of the Crankcase Oil Mist Separator; a conceptual solution, based on Alfa Laval's proven separation technology. The invention will enable crankcase gas ventilation practically without external pollution by removing oil droplets and soot from the vent gas and return them to the oil sump instead of into the environment. It will therefore eliminate troubles for several diesel engine applications like trucks, buses, construction machines, ships and power stations. Annual world production of engines in the sizes 5 – 16 liters amounts to approximately 2.5 million. Half of these consist of commercial vehicles in Europe and the USA.

Mr. Claes Warnander, President and CEO of the Haldex group comments: "Together with Alfa Laval we are ready to bring an outstanding solution for crankcase gas cleaning to the market, which will meet future demands on cleaner diesel engines. The IAA show in

Hanover, the natural meeting place for the vehicle industry worldwide, will be the perfect occasion to launch this invention."

Editor's notes:

Alfa Laval is a leading global provider of specialized products and engineering solutions.
Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

Alfa Laval is listed on the Stockholm Exchange and has annual sales of approximately SEK 16 billion with about 9,200 employees.

Further information can be found at www.alfalaval.com

Haldex is an innovator of vehicle technology. We provide proprietary solutions in areas related to the vehicle's dynamics, performance, safety and fuel efficiency. Our systems and products are provided to manufacturers of trucks, cars, industrial vehicles and engines on a global basis.

Haldex is listed on the Stockholm Exchange and has annual sales of almost SEK 7 billion with 4,100 employees.

Further information can be found at www.haldex.com

For further information please contact:

Peter Torstensson
Vice President, Communications
Alfa Laval Group
Tel: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Claes Warnander
President and CEO
Haldex Group
Tel: +46 8 67 87 270
Mobile: +46 705 65 85 05
claes.warnander@haldex.com

NEWS RELEASE

Lund, Sweden – September 4, 2002

Alfa Laval Group
Box 73
SE-21 00 Lund
Sweden
Tel: +46 46 36 70 00
Fax: +46 46 30 68 60
www.alfalaval.com

Alfa Laval adds a fourth core product group – acquires membrane filtration competence.

Alfa Laval – a world leader in centrifugal separation, heat transfer and fluid handling – have today signed a contract to acquire Danish Separation Systems A/S (DSS), specialists within membrane filtration in the biotech/pharmaceutical and the food industries. DSS has annual sales about 90 MSEK and 65 employees within R&D, manufacturing and sales.

Alfa Laval has since more than 100 years supported its global customer base with process optimization through the separation technology i.e. high-speed separators and decanters. Alfa Laval is one of the absolute top players within centrifugal separation, if not the one. The industry in general and the biotech/pharmaceutical and food industry in particular have today an additional need of separation of less dense particles as this industries becomes more and more advanced and membrane filtration is the accepted industry standard.

Mr. Sigge Haraldsson, President and CEO of the Alfa Laval group, commented on the acquisition: "The acquisition of DSS is filling a gap in our product portfolio and will broaden the scope of our offering to existing and potential customers, especially to the fast growing biotech and pharmaceutical industries as well as to the food industry. The combined strengths of our global presence, with sales in more than 100 countries, and overall process expertise together with DSS expertise in membrane filtration is a prefect match. The acquisition of DSS is very exciting and it represents a growth potential."

The acquisition offers a growth opportunity above the average. Membrane filtration has showed an annual growth in excess of 5% during a number of years. The growth is higher in USA and Asia where DSS have no market presence. Their main sales have been concentrated to Western Europe i.e. to Denmark, Italy, United Kingdom and Germany.

Mr. Haraldsson continues: "It is of course our intention to extend the use of the membranes, as a complement to our high speed separators, both geographically and into our other customer segments as well.

Lars-Erik Christensen, chairman of the board of Danish Separation Systems comments on the acquisition: "Alfa Laval and DSS have been working together, we know each other and I see a strong potential in this match. DSS is one of the oldest and most competent players within membrane filtration and with the market access now offered through Alfa Laval I see an clear growth potential."

Editor's notes:

Alfa Laval is a leading global provider of specialized products and engineering solutions. Our equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. Time and time again.
We help our customers to heat, cool, separate and transport products such as oil, water, chemicals, beverages, foodstuff, starch and pharmaceuticals.
Our worldwide organization works closely with customers in almost 100 countries to help them stay ahead.

Alfa Laval is listed on the Stockholm Exchange and has annual sales of approximately SEK 16 billion with about 9,200 employees.

Further information can be found at www.alfalaval.com and www.sepsys.com/

For further information please contact:

Peter Torstensson
Vice President, Communications
Alfa Laval Group
Phone: +46 46 36 72 31
Mobile: +46 709 33 72 31
peter.torstensson@alfalaval.com

Lars-Erik Christensen
Chairman of the board
Danish Separation Systems A/S
Phone: +45 70 20 02 35
Mobile: +45 40 64 06 76
lehc@lehc.dk

Yannick Richomme
Executive Vice President
Alfa Laval Group
Phone: +45 39 53 60 00
Mobile: +33 29 75 22 703
yannick.richomme@alfalaval.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Alfa Laval Special Finance AB

Date: September 9, 2002

By: ______________________
Thomas Thuresson

LNDOCS01/231465.1